UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934
For the month of July 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.
Notice regarding agreement for the acquisition of 100% of BBVA’s direct and indirect ownership in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. by Leasing Bogotá S.A., Panamá, a subsidiary of Banco de Bogotá.

Item 1

RELEVANT INFORMATION

GRUPO AVAL INFORMS THAT AN AGREEMENT FOR THE ACQUISITION OF 100% OF BBVA’s DIRECT AND INDIRECT OWNERSHIP IN BANCO BILBAO VIZCAYA ARGENTARIA (PANAMÁ), S.A. (“BBVA PANAMÁ”) HAS BEEN EXECUTED BY LEASING BOGOTÁ S.A., PANAMÁ, A SUBSIDIARY OF BANCO DE BOGOTÁ.

Bogotá, July 19, 2013.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an agreement for the acquisition of 100% of BBVA’s direct and indirect ownership in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”) has been executed by Leasing Bogotá S.A., Panamá, a subsidiary of Banco de Bogotá. BBVA’s ownership in BBVA Panamá represents approximately 98.92%.

BBVA Panamá has total assets of US$2.0 billion and total shareholders’ equity of US$321 million as of May 31, 2013 and a net income of US$36 million for the year ended December 31, 2012. This transaction, subject to applicable regulatory approvals, will close at a purchase price of US$490 million (1) (net of a possible distribution of an extraordinary dividend of up to US$140 million). The combined operations of BBVA Panamá and BAC International Bank Inc. will result in total assets of US$12.8 billion, shareholders’ equity of US$1.5 billion and an annual net income of US$301 million (2), making this combined operation the second largest financial group with local banking license (Licencia General), measured by assets, in Panama. Grupo Aval will act as guarantor of the obligations of Leasing Bogotá S.A., Panamá under this transaction and intends to use existing funds to capitalize its subsidiary Banco de Bogotá in the amount necessary to complete it.

__________________________________________
(1)
The base purchase price will be adjusted by BBVA Panamá’s net income between June 1, 2013 and the date of the closing of the transaction, net of declared dividends during the same period of time (including the extraordinary dividend of up to US$140 million).

(2)	Based on December 31, 2012 figures for BBVA Panamá and BAC International Bank Inc. and subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel